SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (fee required)

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (no fee required)

For the transition period from                     to

Commission file number 1-1023

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

(Full title of the plan)

The McGraw-Hill Companies, Inc.

1221 Avenue of the Americas

New York, NY 10020

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

The Pension Investment Committee

The McGraw-Hill Companies, Inc.

We have audited the accompanying statements of net assets available for benefits of The 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

July 13, 2012

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Statements of Net Assets Available for Benefits

(In Thousands)

	December 31
	2011	2010
Interest in The McGraw-Hill Companies, Inc. Savings
Plans Master Trust Fund at fair value:
Stable Assets Account	$482,881	$442,474
S&P 500 Index Account	340,790	352,300
Retirement Assets I Account	249,613	261,862
Retirement Assets III Account	198,992	178,657
The McGraw-Hill Companies, Inc. Stock Account	173,320	143,297
International Equity Account	125,800	163,757
Retirement Assets II Account	115,688	109,934
Money Market Account	97,803	92,172
Core Equity Account	90,155	92,944
Special Equity Account	77,749	87,575
S&P 400 Index Account	68,666	65,386
S&P 600 Index Account	34,721	33,620

Total plan assets in Master Trust Fund	2,056,178	2,023,978

Self Directed Accounts	14,455	17,522

Contributions receivable:
Employer	37,606	33,584
Employee	1,836	1,884
Interest from participants’ notes receivable	13	13
Notes receivable from participants	7,354	6,633

Total plan assets, reflecting investments at fair value	2,117,442	2,083,614

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(24,427)	(22,010)

Net assets available for benefits	$2,093,015	$2,061,604

See accompanying notes.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31
	2011	2010
Investment gain:
Net investment gain from The McGraw-Hill Companies, Inc. Savings Plans Master Trust Fund	$23,780	$207,058
Net investment (loss) gain from Self Directed Accounts	(480)	1,408

Total investment gain	23,300	208,466

Interest income on notes receivable from participants	351	348
Additions:
Contributions:
Employer	76,926	72,199
Employee	90,259	83,181
Plan transfers	2,961	3,913

Total additions	170,146	159,293

Deductions:
Benefit payments and withdrawals	(162,271)	(147,638)
Plan transfers	(115)	(601)

Total deductions	(162,386)	(148,239)

Net increase	31,411	219,868
Net assets available for benefits:
Beginning of year	2,061,604	1,841,736

End of year	$2,093,015	$2,061,604

See accompanying notes.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements

1. Plan Description

The 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries (the Plan) is a defined contribution plan sponsored by The McGraw-Hill Companies, Inc. (the Company). The Plan has a beneficial interest in The McGraw-Hill Companies, Inc. Savings Plans Master Trust Fund (the Master Trust). The Master Trust consists of the S&P 400 Index Account, S&P 500 Index Account, S&P 600 Index Account, Stable Assets Account, Retirement Assets I Account, Retirement Assets II Account, Retirement Assets III Account, The McGraw-Hill Companies, Inc. Stock Account, Money Market Account, Special Equity Account, Core Equity Account and International Equity Account (the Investment Accounts). In addition to the Investment Accounts in the Master Trust, the Plan allows participants to maintain Self Directed Accounts.

The following is a summary of benefit guidelines. A more detailed description is contained in the Plan document.

Employees of participating units have immediate eligibility, as long as the employee has completed the enrollment process. Employees who do not make an election to participate with a 0% contribution rate will automatically be enrolled in the plan after 60 days of eligibility to participate with tax deferred participant contributions at 3% of eligible pay.

Participants may contribute to the Plan up to 25% of their Plan earnings limited to $16,500 in 2011 and 2010. Plan contribution amounts allowable are limited pursuant to Sections 401(k), 401(m) and 415 of the Internal Revenue Code (the Code). If automatically enrolled, participants defer 3% of their eligible compensation until changed by the participant.

Plan earnings include base earnings and certain other forms of compensation as provided under the Plan. Plan earnings were limited to $245,000 in 2011 and 2010.

The Company matches 100% of the first 3% of tax-deferred compensation contributed to the plan and 50% of the next 3%. Effective January 1, 2008, the Plan was amended to limit after tax contributions by highly compensated employees to 4% of earnings.

The assets of the Plan may be invested in the 12 Investment Accounts, as well as the Self Directed Accounts. Participants can elect to designate, in 1% increments, their investment preference(s). If a participant is automatically enrolled, their contributions are invested in the Retirement Assets III Account until the participant changes their election. There is no limit to the number of investment allocation changes for future allocations. The first eight changes or reallocations of existing balances, in any calendar year, are permitted at no charge. A $10 charge is assessed to the participant’s account for each additional change or reallocation of existing balances, if the balance is reallocated more than eight times per year.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements

1. Plan Description (continued)

Employee contributions to the Plan are non-forfeitable. Effective January 1, 2001, matching contributions by the employer are fully vested immediately. Employer profit sharing contributions attributable to the 2007 plan year and subsequent plan years shall vest 20% after two years of continuous service, an additional 20% after each of the third and fourth years, and the remaining 40% after the fifth year, with full vesting after five years. Profit sharing contributions also vest upon the participant’s attainment of age 65, if still employed by the Company or upon the participant’s death, if still employed by the Company. Employer profit sharing contributions attributable to 2006 plan year and prior years will be fully vested upon completion of five years of continuous service or upon attainment of age 65 or death while in service. Continuous Plan participation includes all years of participation plus any waiting periods before being eligible to join the Plan.

Nonvested participant benefits are forfeited after a five year break in service and forfeitures are used to reduce Company contributions for the current plan year. Forfeited participant benefits for 2011 and 2010 were approximately $1,930,000 and $1,523,000, respectively.

The Internal Revenue Code (“IRC”) limits how participants may withdraw funds from the Plan. Participants may have up to six options for withdrawing all or a portion of the vested balance in their Plan account while they are an employee of the Company or an Affiliate. The withdrawal options include: hardship loans, withdrawal from participant’s after-tax and rollover sub-accounts, withdrawals after attainment of age 59  1/2, withdrawals upon disability, hardship withdrawals, or reservist withdrawal.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). While the Company has not expressed any intent to discontinue or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, the account balances of all participants become non-forfeitable.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements

1. Plan Description (continued)

Profit Sharing

The Company will make profit sharing contributions from consolidated net profits for each plan year as the Company’s Board of Directors may determine at its discretion. This amount can be up to a maximum of 2.5% of eligible compensation up to the Social Security wage base and 5% of eligible compensation in excess of the Social Security wage base. The Company contributed approximately $32,630,000 and $30,708,000 to the Plan in 2011 and 2010, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

All earnings and net appreciation or depreciation of the Master Trust Investment Accounts, other than the Self Directed Accounts and the Stable Assets Account, are allocated to the Plan daily based upon the Plan’s share of the Investment Accounts’ fair value at the end of the previous day.

Investments in the Self Directed Accounts are credited with earnings/charged with losses and expenses based on the performance of the individual investments within these accounts.

As described in Financial Accounting Standards Board (FASB) Accounting Standard Codification (“ASC”) 962, Plan Accounting – Defined Contribution Pension Plans investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits adjusts the fair value of the investment contracts from fair value to contract value. Investments in the Stable Assets Account are benefit responsive. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

In accordance with ASC 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized according to a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are defined as follows:

•	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a description of the Plan’s valuation methodologies used for the 12 Investment Accounts and the Self Directed Accounts measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

12 Investment Accounts: Valued at fair value based on the unit value of the funds. Unit values are determined by the investment manager sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

Self Directed Accounts: The Self Directed Accounts hold mutual funds valued at the quoted net asset value (NAV) of shares held by the Plan at year end.

The following is a description of the valuation methodologies used for the assets within the Master Trust measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Corporate Common Stock: Valued at quoted market prices.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Preferred Stock: Valued at quoted market prices.

Foreign Common Stock: Valued at quoted market prices.

Collective Investment Trust Funds: Valued at fair value based on the unit value of the funds. Unit values are determined by the investment manager sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Collective Investment Funds seek to provide long-term capital appreciation by investing in the stocks of the Standard & Poor’s 500 Composite Stock Index and Standard & Poor’s MidCap 400 Composite Stock Index. There are currently no redemption restrictions on these investments.

The McGraw-Hill Companies, Inc. Common Stock: Valued at quoted market prices.

Corporate Debt: Valued based on current market rates and credit spreads for debt securities with similar maturities traded in active markets.

Mutual Funds: Valued at the quoted NAV of shares held by the Master Trust at year end.

Asset-backed Securities: The underlying security is used to determine the net asset value for each unit of the fund held by the fund. For securities without quoted market prices, other observable market inputs are utilized to determine the fair value. Institutional bid evaluations are estimated prices. Pricing vendors use models, which are generally proprietary, to arrive at the estimated prices. These prices represent the price a dealer would pay for a security (typically in an institutional round lot).

Guaranteed Investment Contracts: For funds that stand ready to redeem their outstanding shares at net asset value any time, the NAVs used to price such funds are considered to be the equivalent of Level 1 inputs. For other funds, the reported NAV is corroborated with observable data and is considered to be a Level 2 input. Refer to Note 3 for further details.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

The following table sets forth by level within the fair value hierarchy the Plan investment assets and investment liabilities at fair value, as of December 31, 2011 and 2010. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Assets at Master Trust Level
	as of December 31, 2011
	Level 1	Level 2	Level 3	Total
	(In Thousands)
Corporate comon stock:
Consumer sectors	$140,038	$—	$—	$140,038
Technology sectors	75,767	—	—	75,767
Other sectors	461,417	—	—	461,417
Preferred stock	4,496	—	—	4,496
Common collective trust:
Northern Trust S&P 400 Index*	—	71,413	—	71,413
Northern Trust S&P 500 Index*	—	355,761	—	355,761
Other	1,553	6,692	—	8,245
The McGraw-Hill Companies, Inc. common stock*	177,735	—	—	177,735
Corporate debt	—	201,241	—	201,241
Asset-backed securities	—	16,868	—	16,868
Mutual funds:
Fixed Income Fund Investments	105,671	—	—	105,671
Other	12,371	—	—	12,371
Stable Assets Account:
Fixed Income Fund Investments	56,852	—	—	56,852
Monumental Life Ins #MDA00938	—	143,750	—	143,750
Natixis Financial Products, Inc # 1018-01	—	117,445	—	117,445
Prudential Insurance Co. of America #GA-6245	—	195,541	—	195,541

Total Master Trust Assets	$1,035,900	$1,108,711	$—	$2,144,611

*	Indicates party-in-interest to the Plan.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

	Assets at Plan Level as of December 31, 2011
	Level 1	Level 2	Level 3	Total
	(In Thousands)
Self Directed Accounts	$14,455	$—	$—	$14,455

Total plan assets outside Master Trust	$14,455	$—	$—	$14,455

	Assets at Master Trust Level as of December 31, 2010
	Level 1	Level 2	Level 3	Total
		(In Thousands )
Corporate common stock:
Consumer sector	$190,564	$—	$—	$190,564
Technology sector	82,506	—	—	82,506
Other sectors	398,127	—	—	398,127
Preferred stock	5,470	—	—	5,470
Common collective trust:
Northern Trust S&P 400 Index*	—	68,244	—	68,244
Northern Trust S&P 500 Index*	—	367,292	—	367,292
Other	—	12,539	—	12,539
The McGraw-Hill Companies, Inc. common stock*	149,011	—	—	149,011
Corporate debt	—	166,976	—	166,976
Asset-backed securities	—	31,190	—	31,190
Mutual funds:
International Small Cap Equity Investments	56,205	—	—	56,205
Fixed Income Fund Investments	97,190	—	—	97,190
Other	13,201	—	—	13,201
Stable Assets Account:
Fixed Income Fund Investments	9,775	—	—	9,775
Monumental Life Ins #MDA00938	—	146,615	—	146,615
Natixis Financial Products, Inc. #1018-01	—	115,571	—	115,571
J.P. Morgan # AMCGRAW01	—	98,865	—	98,865
Bank of America # 00-030	—	99,145	—	99,145

Total Master Trust Assets	$1,002,049	$1,106,437	$—	$2,108,486

*	Indicates party-in-interest to the plan.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

	Assets at Plan Level as of December 31, 2010
	Level 1	Level 2	Level 3	Total
	(In Thousands)
Self Directed Accounts	$17,522	$—	$—	$17,522

Total plan assets outside Master Trust	$17,522	$—	$—	$17,522

Investment Income

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Contributions

Contributions from employees are accrued when the Company makes payroll deductions. Contributions from the Company are accrued in the period in which they become obligations of the Company.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements

2. Summary of Significant Accounting Policies(continued)

Administration of the Plan

The Plan is administered by the Vice-President, Employee Benefits (the Plan Administrator) who is responsible for carrying out the provisions of the Plan. The appointment was approved by the Board of Directors of the Company.

The investments for the Plan, excluding investments in the Self Directed Accounts, are directed by the Pension Investment Committee and by outside investment managers. The Pension Investment Committee is appointed by the Board of Directors of the Company and the outside investment managers are appointed by the Pension Investment Committee.

The Plan is responsible for its administrative expenses. The Company may reimburse the Plan for these expenses at its discretion. During 2011 and 2010, the administrative expenses of the Investment Accounts were allocated to all plans participating in the respective Investment Accounts and deducted from the net investment income allocated to the participating plans.

Federal Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated September 26, 2002 stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take all actions necessary, if any, to maintain the qualified status of the Plan. An application for a new determination letter has been submitted to the IRS and a response is pending.

Accounting principles generally accepted in the United States (GAAP) require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in US generally accepted accounting principles and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures [although certain of these new disclosures will not be required for nonpublic entities]. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3. Investments

The investments of the Plan and the Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees (together, the Participating Plans), are pooled for investment purposes in the Master Trust under the agreement entered into with The Northern Trust Company (Northern Trust). At both December 31, 2011 and 2010, the Plan’s interest in the net assets of the Master Trust was approximately 96%.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements

3. Investments (continued)

At December 31, the Plan’s approximate interest in the 12 Investment Accounts was as follows:

	% Interest
	2011	2010
Retirement Assets II Account	98.1%	98.0%
Retirement Assets III Account	97.7	97.6
Core Equity Account	97.4	96.9
Special Equity Account	97.3	97.5
International Equity Account	97.1	97.0
Retirement Assets I Account	97.0	96.8
S&P 600 Index Account	96.9	93.7
The McGraw-Hill Companies, Inc. Stock Account	96.7	95.5
S&P 400 Index Account	96.2	95.9
S&P 500 Index Account	95.8	96.0
Money Market Account	95.6	94.9
Stable Assets Account	94.1	94.1

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements

3. Investments (continued)

The following table is a summary, at fair value, of the net assets of the Master Trust Investment Accounts as of December 31:

	2011	2010
	(In Thousands)
Assets
Investments:
Corporate common stock
Consumer sectors	$140,038	$190,564
Technology sectors	75,767	82,506
Other sectors	461,417	398,127
Preferred stock	4,496	5,470
Common collective trust*	435,419	448,075
The McGraw-Hill Companies, Inc. common stock*	177,735	149,011
Corporate debt	201,241	166,976
Asset-backed securities	16,868	31,190
Mutual funds	118,042	166,596
Stable Assets Account:
Fixed Income Fund Investments	56,852	9,775
J.P. Morgan # AMCGRAW01, n/a and 4.84% at December 31, 2011 and 2010, respectively	—	98,865
Bank of America # 00-030, n/a and 4.84% at December 31, 2011 and 2010, respectively	—	99,145
Monumental Life Ins #MDA00938, 4.42% and 4.54% at December 31, 2011 and 2010, respectively	143,750	146,615
Natixis Financial Products, Inc #1018-01, 3.04% and 2.94% at December 31, 2011 and 2010, respectively	117,445	115,571
Prudential Insurance Co. of America #GA-62450, 4.04% and n/a at December 31, 2011 and 2010, respectively.	195,541	—

	2,144,611	2,108,486

Liabilities
Due from (to) broker on pending trades	(4,375)	(683)
Accrued investment management expenses	(1,614)	(1,410)

Total liabilities	(5,989)	(2,093)

Net assets of the Master Trust, at fair value	2,138,622	2,106,393

Adjustments from fair value to contract value for fully benefit responsive investment contracts	(25,961)	(23,381)

Net assets of the Master Trust	$2,112,661	$2,083,012

*	Indicates party-in-interest to the plan.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements

3. Investments (continued)

Individual investments that represent 5% or more of the Master Trust’s net assets are as follows:

	December 31
	2011	2010
	(In Thousands)
NTGI-QM Collective Daily S&P 500 Equity Index Fund – Non Lending*	$355,761	$367,292
The McGraw-Hill Companies, Inc. common stock*	177,735	149,011
Vanguard Prime Money Market Fund	159,217	106,965

*	Indicates party-in-interest to the Plan.

Investment income for the Master Trust, as of December 31, is as follows:

	Year Ended December 31
	2011	2010
	(In Thousands)
Investment income
Net appreciation (depreciation) in fair value of investments:
U.S. Government securities	$2,733	$(1,313)
Corporate common stock (includes foreign)	(34,316)	103,161
Preferred stock	(2,118)	321
Company stock	34,824	12,293
Mutual funds	(9,958)	21,057
Corporate debt	(6,409)	14,147
Common collective trusts	7,768	47,997
State, municipal and other	14,835	(608)
Interest & dividend income	19,221	19,680

Net investment gain	26,580	216,735

Expenses
Administrative and other expenses	(1,537)	(1,669)

Total investment gain	$25,043	$215,066

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements

3. Investments (continued)

Guaranteed Investment Contracts

The Monumental Life Insurance contract, the Deutsche Bank Natixis contract, the Prudential Insurance Co. of America contract, the J.P. Morgan contract and the Bank of America contract are book value liquidity agreements which, in conjunction with the underlying bond portfolios covered by each contract, comprise the synthetic Guaranteed Investment Contracts (the GICs). In exchange for an annual fee, each book value liquidity agreement issuer guarantees to reimburse the Stable Assets Account for the shortfall, if any, between the portfolio’s market value and principal and accrued interest in the event of participant initiated distributions from the synthetic GIC. The synthetic GICs crediting interest rate resets quarterly and is based upon the yield, duration and market value of the underlying bond portfolio. Each of the book value liquidity agreements is subject to an early termination penalty, which could reduce the crediting interest rate guarantee for the quarter in which a premature termination occurs.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

The synthetic GICs do not permit the insurance company to terminate the agreement prior to the scheduled maturity date; however, the synthetic GICs generally impose conditions on both the Plan and the issuer.

The weighted average yield for the synthetic GICs for the years ended December 31, 2011 and 2010 was 3.28% and 3.96%, respectively.

The rate at which interest is accrued to the contract balance of the synthetic GICs for the years ended December 31, 2011 and 2010 was 3.45% and 4.16%, respectively.

The total fair value of the synthetic GICs was approximately $513,588,000 and $469,971,000 as of December 31, 2011 and 2010, respectively.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements

3. Investments (continued)

The fair value of the synthetic GIC contracts was calculated using the following methodology:

1.	The difference between the indicative replacement cost and the current annual fee multiplied by the notional dollar amount of the contract was calculated.

2.	Future quarterly payments for the duration of the agreement that resulted from any difference identified immediately above, other than zero, were determined.

3.	Any difference in future payments were discounted by the published Bloomberg USD US Bank -AA- rated credit curve, as of the end of the year, and totaled.

Self Directed Accounts

Self Directed Accounts, also known as Mutual Fund Investment Window Accounts, allow individual participants to gain access to up to 9,500 mutual funds. These funds are not reviewed or monitored by The McGraw-Hill Companies, Inc. Pension Investment Committee.

A summary of net assets at fair value, as of December 31, follows:

	2011	2010
	(In Thousands)
Investments
Money markets	$3,544	$2,871
Mutual funds	10,872	14,125

Total investments	14,416	16,996

Cash	35	28
Due to broker on pending trades, net	4	498

Net assets available to participating Plan	$14,455	$17,522

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements

3. Investments (continued)

A summary of the net investment (loss)/gain of the Self Directed Accounts for the years ended December 31 follows:

	2011	2010
	(In Thousands)
Dividend and interest income	$434	$378
Net realized and unrealized gain on investments:
Mutual funds	(914)	1,030

Net investment (loss) gain	$(480)	$1,408

Derivative Contracts

In the normal course of business, the Plan enters into exchange-traded derivative contracts (derivatives) for trading purposes through the Master Trust. Exchange-traded derivatives are standard contracts traded on a regulated exchange. The Plan has entered into derivatives that include option contracts, futures and swaps agreements in the underlying fixed income portfolios of the Stable Assets Fund. Derivatives are recorded at fair value. The Plan values derivatives at independent values when available; otherwise, fair values are based on pricing models that incorporate the time value of money, volatility, credit spreads, liquidity, and the current market and contractual prices of the underlying financial instruments.

The total fair market value of the outstanding derivatives held by the Master Trust as of December 31, 2011 and 2010 were ($34,556) and $21,910, respectively. The total gross notional amounts for outstanding derivatives held by the Master Trust as of December 31, 2011 and 2010 were $90,959,525 and $100,708,750, respectively. Notional amounts for option contracts are only relevant if the options are in-the-money at the expiration date, otherwise, they expire worthless.

4. Plan to Plan Transfers

Employees transferred to and from this Plan and the Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees, which resulted in transfers in of approximately $2,961,000 and $3,913,000 in 2011 and 2010, respectively, and transfers out of approximately $115,000 and $601,000, respectively.

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements

5. Related Party Transactions

The Master Trust holds units of common/collective trust funds managed by Northern Trust Investments, Inc., a wholly-owned subsidiary of the Northern Trust Corporation which is the trustee of the Plan. The Master Trust also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements, as of December 31, to the Form 5500:

	2011	2010
	(In Thousands)
Net assets available for benefits per the financial statements	$2,093,015	$2,061,604
Less: Amounts allocated to withdrawing participants	(34)	(15)
Add: Adjustments from fair value to contract value for fully benefit-responsive contracts	24,427	22,010

Net assets per Form 5500	$2,117,408	$2,083,599

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

Notes to Financial Statements

7. Differences between Financial Statements and Form 5500 (continued)

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31:

2011
(In Thousands)
Total investment gain per the financial statements	$23,300
Add: Adjustment from fair value to contract value for fully benefit- responsive investment contracts at December 31, 2011	24,427
Less: Adjustment from fair value to contract value for fully benefit- responsive investment contracts at December 31, 2010	(22,010)

Total income per the Form 5500	$25,717

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31:

2010
(In Thousands)
Total investment gain per the financial statements	$208,466
Add: Adjustment from fair value to contract value for fully benefit- responsive investment contracts at December 31, 2010	22,010
Less: Adjustment from fair value to contract value for fully benefit- responsive investment contracts at December 31, 2009	(17,202)

Total income per the Form 5500	$213,274

Supplemental Schedule

The 401(k) Savings and Profit Sharing Plan of

The McGraw-Hill Companies, Inc. and Its Subsidiaries

EIN #13-1026995 – Plan Number #002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
Notes receivable from participants	Interest rates ranging from 3.25% – 10%, maturing through July 15, 2033	$7,353,598

Self directed accounts	Mutual funds, presented at fair value	$14,454,548

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPANY NAME

Date: July 13, 2012	By:	/s/ Marty Martin
Name: Marty Martin
Title: Vice President, Employee Benefits